Mail Stop 3720

June 11, 2009

David Strebinger
President, Chief Executive Officer,
    Secretary, and Director
Celldonate Inc.
1130 West Pender Street, Suite 325
Vancouver, British Columbia, Canada V6E 4A4

> **Re: Celldonate Inc.**
> **Registration Statement on Form S-1**
> **Filed May 18, 2009**
> **File No. 333-159300**

Dear Mr. Strebinger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the resale of 1,271,500 shares of common stock. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be an indirect primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please fix the offering price of the common stock for the duration of the offering and

identify the selling security holders as underwriters in the offering. In the alternative, significantly reduce the number of shares being offered.

If you disagree with our analysis, please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Your analysis should include, but not be limited to, an explanation of the relationship between the company and the selling shareholders, any relationships among the selling shareholders, and the manner in which each selling shareholder received the shares. In addition, tell us what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Also, provide this percentage for the amount being offered by each selling shareholder and that shareholder's affiliates. Disclose how you arrived at the percentages.

2.	Please update your financial statements to include the audited financial statements for the fiscal year ended March 31, 2009.

Prospectus Cover Page

3.	Disclose the number of shares being offered on behalf of selling shareholders that are issuable upon exercise of warrants.

4.	Please revise to include the date of the prospectus as required by Item 501(b)(9) of Regulation S-K.

Prospectus Summary, page 3

5.	As you are not eligible to use incorporation by reference, please remove your reference in the first paragraph to documents incorporated by reference.

Risk Factors, page 5

3. We may not succeed in effectively marketing the Celldonate mobile games…, page 6

6.	Please disclose that you do not currently have any marketing personnel and, if true, that you will not be hiring any marketing personnel in the next 12 months. In this regard, we note your disclosure in risk factor ten on page seven that indicates that you will not be hiring any marketing personnel in the next 12 months and have not initiated any search to hire any of such personnel.

Selling Security Holders, page 11

7.	We note that footnote two of your selling security holders table states that the percentages are based on 2,291,000 shares of your common stock issued and outstanding as of May 4, 2009, and outstanding warrants to purchase 433,500 shares of your common stock as of May 4, 2009. Please note that, for purposes of calculating beneficial ownership pursuant to Rule 13d-3, the securities underlying the warrants held by a selling security holder shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. See Rule 13d-3(d)(1)(i). Please revise your selling security holders table accordingly.

8.   With respect to each selling security holder with shared voting and/or investment power, please revise such security holder's footnote disclosure to disclose the total number of shares to which such security holder is deemed the beneficial owner, as well as the percentage of outstanding shares that relates to such beneficial ownership. Revise your "Security Ownership of Certain Beneficial Owners and Management" table on page 34 in response to this comment as well.

Penny Stock Rules, page 17

9.   In the second sentence of the first paragraph, please delete the carve-out reference to securities "quoted on the OTC Bulletin Board system." In this regard, note that the OTC Bulletin Board is not considered an "automated quotation system," which is excepted from the definition of "penny stock" in Section 3(a)(51) of the Exchange Act.

Description of Business, page 19

10.   Please revise to discuss your plans with respect to the geographic location of your target market.

11.   Please discuss whether you will permit donations only to specified charities with whom you have arrangements and whether these charities will all be qualified charities for tax deductions.

12.   Please disclose whether any of your affiliates will also be affiliated with any of the charitable or philanthropic organizations that you intend to promote for donations.

13.   Please further clarify how you intend to generate revenues from your business model. For example, explain how you will derive revenue from a customer's initial purchase of the charity donations game card. Will the company receive 100% of the proceeds from this initial purchase, or will a specific amount of the purchase price go to a specific charity, to you and/or to the retailer who sells the cards? Also, explain how you will derive revenue when a customer reloads

his/her game card through the purchase of additional rewards points. Will the purchaser who chooses to purchase additional rewards points be permitted to choose the specific amount to donate as well as the charity that will receive the donation? Also, discuss what expenses you will incur under your business plan.

Intellectual Property, page 23

14.   Please disclose whether you have obtained patent protection for the Celldonate mobile games suites or any other mobile applications you have developed.

Government Regulations, page 23

15.   Please expand this section to more thoroughly address the various state and local gambling regulations that will apply to your products and services. In particular, please discuss the applicable regulations that will apply to your business as a result of marketing and selling games of chance for profit.

16.   We note that you state in the third paragraph of this subsection that you "have obtained…all permits, licenses and approvals required by all applicable regulatory agencies to maintain [your] current operations and to carry out [your] future activities." Please revise to specify which regulatory approvals you have obtained with respect to the gambling and lottery regulations that apply to your products and/or services.

Executive Compensation, page 32

Summary Compensation Table, page 32

17.   In your Summary Compensation Table, it appears that you have inadvertently included two references to footnote (3). Please revise or advise.

Certain Relationships and Related Transactions, page 35

18.   With respect to the amounts owed to Caring Capital and the company controlled by Chelsea Greene, please expand your disclosure to provide more information regarding the expenditures paid on your behalf. Also, please provide the name of the company controlled by Chelsea Greene.

19.   With respect to the $2,989 owed to a director, please provide the name of the director and disclose the purpose of the advance.

Director Independence, page 35

20.   Please revise to state the definition(s) you are using to evaluate the independence
        of Ray Bell.

Report of Independent Registered Public Accounting Firm, page F-1

21.   Please have your auditors revise their updated opinion to include the cumulative
        period from inception through March 31, 2009 in the opening and opinion
        paragraphs.

22.   Please have your auditors revise their opinion to include their signature.

Exhibits

23.   Please revise to include as exhibit 23.2 counsel's consent to the filing of its legal
        opinion as an exhibit to the registration statement. Refer to Item 601(b)(23) of
        Regulation S-K.

                                    *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs

for Larry Spirgel
Assistant Director

cc: By facsimile to (604) 632-1730
        Penny Green
        (Bacchus Corporate and Securities Law)